Delisting Determination,The Nasdaq Stock Market, LLC,
June 10, 2016, Linn Energy, LLC. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common units of Linn Energy, LLC
(the Company), effective at the opening of the trading session on June 20, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified
of the Staffs determination on May 13, 2016.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on May 24, 2016.